

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2020

J. Kevin Willis
Senior Vice President and Chief Financial Officer
Ashland Global Holdings Inc.
50 E. RiverCenter Boulevard
Covington, Kentucky 41011

      Re: Ashland Global Holdings Inc.
          Form 10-K for Fiscal Year Ended September 30, 2019
          Filed November 25, 2019
          File No. 333-211719

Dear Mr. Willis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services